



06008085



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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66792

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING＿＿＿01/01/2005＿＿AND ENDING_12/31/2005＿＿＿＿＿

                                      MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Advisors Edge Securities LLC

	OFFICIAL USE ONLY
	FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

＿＿＿＿＿21800 Burbank Blvd., Suite 120

(No. and Street)

＿＿＿＿＿Woodland Hills＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿CA＿＿＿＿＿＿＿＿＿＿＿91367

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steven L Thorton＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿818-386-6900

                                                      (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Coons, Timothy Alan

                                   (Name – *if individual, state last, first, middle name*)

4241 Jutland Drive Ste 304A	San Diego	CA	92117＿＿＿＿＿
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

      [X] Certified Public Accountant

      (S) Public Accountant

      (S) Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)



OATH OR AFFIRMATION

I, ____Dee Dee Levy__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ___Advisors Edge Securities, LLC._____ , as of __December 31, 2005_____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Advisors Edge Securities, LLC

Index to Financial Statements

Rule 17a – 5 (d) (1)

All other financial statements and schedules for which provision has been made in the applicable accounting regulations of the Security and Exchange Commission are not required or are inapplicable, and have been omitted.

TIMOTHY A. COONS, CPA
4241 JUTLAND DRIVE, SUITE 304A
SAN DIEGO, CALIFORNIA 92117
858-274-5573X12
FAX 858-309-4144

To the Member of
Advisors Edge Securities, LLC

I have audited the accompanying statement of financial condition of Advisors Edge
Securities, LLC (a Delaware Limited Liability Company) as of December 31, 2005, and
the related statements of income (loss) for the year then ended December 31, 2005,
changes in members' equity and cash flows for the year then ended December 31, 2005
and the schedules of computation of net capital, computation of net capital requirement,
and computation of aggregate indebtedness as of December 31, 2005. These financial
statements are the responsibility of the company's management. My responsibility is to
express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with U. S. generally accepted auditing standards.
Those standards require that I plan and perform the audit to obtain reasonable assurance
about whether the financial statements are free of material misstatement. An audit
includes examining, on a test basis, evidence supporting the amounts and disclosures in
the financial statements. An audit also includes assessing the accounting principles used
and significant statement presentation. I believe that my audit provides a reasonable
basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material
respects, the financial position of Advisors Edge Securities, LLC as of December 31,
2005, and the results of its operations and cash flows for the year then ended December
31, 2005 in conformity with U.S. generally accepted accounting principles. Further, in
my opinion, the data shown in the schedules of computation of net capital, computation
of net capital requirement and computation of aggregate indebtedness as of December 31,
2005, presents fairly, in all material aspects the information set forth therein.

Timothy A Coons, CPA

San Diego, California USA
    February 22, 2006

Advisors Edge Securities, LLC

Statement of Financial Condition
December 31, 2005

ASSETS

	Allowable	Non-Allowable	Total
Cash	$ 23,575	$ -	$ 23,575
Prepaid expenses	-	458	458
Total Assets	$ 23,575	$ 458	$ 24,033

LIABILITIES AND MEMBER'S EQUITY

Liabilities:	
Accounts Payable	$ 5,237
Total Liabilities	5,237
Member's Equity	
Member's Capital	18,796
Total Member's Equity	18,796
Total Liabilities and Member's Equity	$ 24,033

The accompanying notes are an integral part of these financial statements.

Advisors Edge Securities, LLC

Statement of Income (Loss)
For the Year January 1, 2005 through December 31, 2005

Revenues:

Commissions	$ -0-
Other revenue	-0-
Total Revenues	-0-

Costs and Expenses:

Regulatory fees and licenses	4,977
Professional services	7,225
Insurance	1,353
Travel and entertainment	1,374
Other	65
Total Costs and Expenses	14,994
Net Income (Loss) Before Taxes	(14,994)
Taxes	200
Net Income (Loss) for the period	$ (15,194)

The accompanying notes are an integral part of these financial statements.

Advisors Edge Securities, LLC

Statement of Changes in Member's Equity
For the Year Ended December 31, 2005

	Capital
Balance, December 31, 2004	$ 9,490
Capital contributions	24,000
Net Income (Loss) for the period	(15,194)
Balances, December 31, 2005	$ 18,796

The accompanying notes are an integral part of these financial statements.

Advisors Edge Securities, LLC

Statement of Cash Flows
For the Period January 1, 2005 through December 31, 2005

Cash Flow from Operating Activities-

Net Income (Loss) for the period	$(15,194)
Add (Deduct) –	
Increase in prepaids	(458)
Increase in accounts payable	5,237
Net Cash provided (used) by Operating Activities	(9,957)
Cash Flow from Financing Activities-	
Capital contributions	24,500
Net Cash provided (used) by Financing Activities	24,500
Change in cash	14,085
Cash Balance, January 1, 2005	$ 9,490
Cash Balance, December 31, 2005	$ 23,575

The accompanying notes are an integral part of these financial statements.

Advisors Edge Securities, LLC

Schedule I
Computation of Net Capital
December 31, 2005

Net Capital –	
Member's Equity	$ 18,796
Additions (Deductions) from Equity	
Non-allowable assets	(458)
Net Capital	$ 18,338

Schedule II
Computation of Net Capital Requirement
December 31, 2005

Minimum Net Capital Based on 12.50% Aggregate Indebtedness	$ 655
Minimum Dollar Requirement	5,000
Excess Net Capital	13,338
Excess Net Capital @ 1000%(Net Cap-10%A.I.)	17,814

Schedule III
Computation of Aggregate Indebtedness
December 31, 2005

Total aggregated indebtedness from liabilities From financial condition	$ 5,237
Ratio of aggregated indebtedness to net capital	28.6%

There were no differences between the company's audited and initial unaudited computation of net capital requirement and computation of aggregate indebtedness reported by the company on its Form X-17A-5, Part IIA for the year ended December 31, 2005.

The accompanying notes are an integral part of these financial statements.

Advisors Edge Securities, LLC
Notes to Financial Statements
December 31, 2005

Note 1: Significant Accounting Policies –

As a registered accommodation broker-dealer in securities, the Company is subject to the Securities Exchange Act of 1934. The Company uses the accrual method of accounting for financial reporting purposes.

The Company has executed agreements with Pershing, LLC and Pershing, LLC for the handling of customer securities transactions on a fully disclosed basis.

The Company introduces and forwards all customer and principal transactions involving purchases and sales of securities to another broker or dealer who carries such accounts on a fully disclosed basis. The Company promptly forwards all funds and securities received in connection with its activities with other brokers and does not otherwise hold funds or securities for or owe money or securities to customers.

For purposes of reporting cash flows, cash and cash equivalents include cash on hand and demand deposits at banks and security firms.

In conformity with U.S. generally accepted accounting principles, preparation of financial statements may require the use of management's estimates.

Note 2: Capital Requirement –

The Company, as a registered accommodation broker-dealer in securities, is required to comply with the net capital provisions of the Securities Exchange Act of 1934. Under that rule, the Company had net capital, as defined, of $18,338, which is $13,388 in excess of the minimum amount required to be maintained. There were no differences between the Company's audited and initial unaudited computation of net capital, computation of net capital requirement and the computation of aggregate indebtedness reported by the Company on its unaudited Form X-17A-5, Part IIA for the period ended December 31, 2005.

Initial unaudited net capital	$18,338
Audited net capital	$18,338

Note 3: Related Party –

The Company is a single member limited liability company owned by Advisors Edge Holdings, Inc. a California corporation.

Advisors Edge Securities, LLC

Notes to Financial Statements
December 31, 2005
(Continued)

Note 4: Exemption From Computing Reserve Requirements and other Provisions

The company is exempt from computing the Reserve Requirement for the period ending December 31, 2005 as per the Security and Exchange Commission Rule 15c3-3 and is also exempt from the provisions of the Possession or Control provision as per the Security and Exchange Commission Rule 15c3-3(k)(2)(ii).

TIMOTHY A. COONS, CPA
4241 JUTLAND DRIVE, SUITE 304A
SAN DIEGO, CALIFORNIA 92117
858-274-5573X12
FAX 858-309-4144

To the Member of
Advisors Edge Securities, LLC

I have examined the financial statements of Advisors Edge Securities, LLC (a Delaware Limited Liability
Company) as of December 31, 2005 and have issued an auditor's report thereon dated February 22, 2006.

As part of that examination, I made a study and evaluation of the systems of internal control to the extent I
considered necessary to evaluate the system as required by U.S. generally accepted auditing standards and
Rule 17a-5 of the Securities and Exchange Commission. This study and evaluation included the
accounting system, the procedures for safeguarding securities, and the practices and procedures followed in
making the (i) periodic computations of aggregate indebtedness and net capital under Rule 17-a-3(a)(11)
and the reserve required by Rule 15c3-3(e), (ii) for safe guarding securities that may be received for
transmittal to a clearing organization, (iii) required prompt payment for securities of Section 4(c) of
Regulation T of the Board of Governors and, (iv) in obtaining and maintaining physical possession or
control of all fully paid and excess margin securities of customers as required by Rule 15c3-3. Rule 17a-5
states that the scope of the study and evaluation should be sufficient to provide reasonable assurance that
any material weakness existing at the date of my examination would be disclosed. Under U.S. generally
accepted auditing standards and Rule 17a-5, the purposes of such a study and evaluation are to establish a
basis for reliance thereon in determining the nature, timing, and extent of other auditing procedures
necessary for expressing an opinion on the financial statements and to provide a basis for reporting material
weaknesses in internal accounting control.

The objective of internal accounting control is to provide reasonable, but not absolute, assurance
concerning the safeguarding of assets against loss from unauthorized use or disposition and concerning the
reliability of financial records for preparing financial statements and maintaining accountability for assets.
The concept of reasonable assurance recognizes that the cost of a system of internal accounting control
should not exceed the benefits derived and also recognize that the evaluation of these factors necessarily
requires estimates and judgements by management. However, for the purposes of the report under Rule
17a-5, the determination of weakness to be reported was made without considering the practicability of
corrective action by management within the framework of a cost/benefit relationship.

There are inherent limitations that should be recognized in considering the potential effectiveness of any
system of internal accounting control. In the performance of most control procedures, errors can result
from the misunderstanding of instruction, mistakes of judgement, carelessness, or other personal factors.
Control procedures whose effectiveness depends on segregation of duties can be circumvented by
collusion. Similarly, control procedures can be circumvented intentionally by management either with
respect to the execution and recording of transactions or with respect to the estimates and judgements
required in the preparation of financial statements. Further, projection of any evaluation of internal
accounting control to future periods is subject to risk that the procedures may become inadequate because
of changes in conditions or that the degree of compliance with the procedures may deteriorate.

My study and evaluation of the system of internal accounting control for the period of January 1, 2005 through December 31, 2005 which was made for the purposes set forth in the first paragraph above and would not necessarily disclose all weaknesses in the system that may have existed during that period, disclosed no weaknesses that I consider to be material.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the company's practices and procedures were adequate at December 31, 2005 to meet the Commission's objectives. Since this work disclosed no material inadequacies, in my opinion, no material inadequacy report is required.

Timothy A Coons, CPA

San Diego, California USA
February 22, 2006